UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

The Board of Directors (the “Board”) of Sinovac Biotech Ltd. (the “Company”), a leading provider of biopharmaceutical products in China, held a meeting on August 19, 2025 (China Standard Time), and approved the following matters:

Director Independence

The Board determined that Mr. Andrew Yan, Mr. Shan Fu, Mr. Yumin Qiu, Mr. Shuge Jiao, Mr. Yuk Lam Lo, Mr. Yu Wang and Mr. Simon Anderson were each independent directors under the rules of the Nasdaq Stock Market (“Nasdaq”).

Audit Committee Appointment

The Board appointed Mr. Simon Anderson and Mr. Yuk Lam Lo as members of the Audit Committee. Mr. Anderson has been appointed to serve as the chairperson of the Audit Committee. Each such director satisfies the enhanced independence requirements for the Audit Committee.

The Board approved an amendment to the Company’s Audit Committee Charter to reduce the minimum number of required members from three to two. As a foreign private issuer, the Company is permitted to follow its home country practices with respect to the audit committee which do not require that an audit committee have three members. Each member of the Audit Committee will continue to satisfy the applicable independence and qualification requirements under the rules of Nasdaq and the U.S. Securities Exchange Act of 1934, as amended.

Compensation Committee Appointment

The Board appointed Mr. Andrew Yan, Mr. Shan Fu and Mr. Yuk Lam Lo as members of the Compensation Committee. Mr. Lo has been appointed to serve as the chairperson of the Compensation Committee.

Nominating and Governance Committee Appointment

The Board appointed Mr. Andrew Yan, Mr. Yumin Qiu and Mr. Yu Wang as members of the Nominating and Governance Committee. Mr. Yan has been appointed to serve as the chairperson of the Nominating and Governance Committee.

Litigation Committee Formation and Appointment

The Board approved the formation of a Litigation Committee, which is authorized to investigate and evaluate claims and allegations asserted in certain legal proceedings involving the Company, and to make recommendations to the Board with respect to such matters. The Litigation Committee will be composed of Mr. Andrew Yan and Mr. Yuk Lam Lo, with Mr. Yan serving as the chairperson.

Safe Harbor Statement

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Chairman of the Board

Date: August 21, 2025

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